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                                September 22, 2023

       Zhao Peng
       President and Executive Director
       China Life Insurance Company Limited
       16 Financial Street
       Xicheng District
       Beijing 100033, China

                                                        Re: China Life
Insurance Company Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-31914

       Dear Zhao Peng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

   1.                                                   Please supplementally
describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
disclosure. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
whether the members of your board or the boards of your
                                                        consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party certifications such as
affidavits as the basis for your disclosure. Please also clarify for us whether Mr. Li
Mingguang is an official rather than just a member of the Chinese
 Zhao Peng
China Life Insurance Company Limited
September 22, 2023
Page 2
         Community Party.
3. Please note that 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In that regard, we note that you have consolidated foreign operating entities incorporated in China as well as in Hong Kong according to exhibit
8.1. With respect to
         (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 or Andrew Mew at 202-551-3377 with any questions.



FirstName LastNameZhao Peng                                    Sincerely,
Comapany NameChina Life Insurance Company Limited
                                                               Division of
Corporation Finance
September 22, 2023 Page 2                                      Disclosure
Review Program
FirstName LastName